UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                                   DTLL, Inc.
                                (Name of Issuer)

                           Common Stock $.01 par value
                         (Title of Class of Securities)

                                   233335-10-8
                                 (CUSIP Number)


                            Janna R. Severance, Esq.
                              Moss & Barnett, P.A.
                             4800 Wells Fargo Center
                             90 South Seventh Street
                              Minneapolis, MN 55402
                                 (612) 347-0367

          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                November 14, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), ss.240.13d-1(f) or ss.240.13d-1(g), check the following box |_|.

                                  SCHEDULE 13D

CUSIP No.  233335-10-8                                       Page 2 of 5 pages,
                                                             including exhibits
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     GelStat Corporation
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |_|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     N/A
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     State of Minnesota, U.S.A.
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               100,000
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             -0-
              -----------------------------------------------------------------
               9.       Sole Dispositive Power

                        100,000
              -----------------------------------------------------------------
              10.       Shared Dispositive Power

                        -0-
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     100,000
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     Less than 1%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    CO
-------------------------------------------------------------------------------

Item 1.  Security and Issuer

         The equity securities to which this statement relates are common stock, $.01 par value, of DTLL, Inc.

         The issuer's name and address is:

         DTLL, Inc.
         1650 West 82nd Street
         Suite 1040
         Bloomington, MN 55431

Item 2.  Identity and Background

         The reporting person is GelStat Corporation, whose principal executive and business offices are located at Southpoint Office Center, 1650 West 82nd Street, Suite 1200, Bloomington, MN 55431. GelStat Corporation is incorporated under the laws of the State of Minnesota. All shares of DTLL beneficially owned by GelStat Corporation are held of record by a wholly-owned subsidiary of GelStat Corporation.

Item 3.  Source and Amount of Funds or Other Consideration

         N/A

Item 4.  Purpose of Transaction

         N/A

                                  SCHEDULE 13D

CUSIP No.  233335-10-8                                       Page 4 of 5 pages,
                                                             including exhibits

Item 5.  Interest in Securities of the Issuer

         (a) Aggregate number and percentage of the class of securities beneficially owned: See cover page, Items 11 and 13.

         (b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

                  See cover page, Items 7-10.

         (c) Transactions in the securities effected during the past sixty days:

                  On November 14, 2005, GelStat (through a wholly-owned subsidiary) sold 12,400,000 shares of DTLL, Inc. beneficially owned by GelStat to one entity which is an "accredited investor" as defined in Regulation D under the Securities Act of 1933. The sale was not registered under the Securities Act of 1933 in reliance upon exemption therefrom.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

                  November 14, 2005

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A

Item 7.  Material to Be Filed as Exhibits.

         N/A

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            GELSTAT CORPORATION



November 16, 2005                           By: /s/ Stephen C. Roberts
                                                Stephen C. Roberts, M.D.
                                                Chief Executive Officer